UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on April 28, 2025

DATE, TIME AND PLACE: On April 28, 2025, at 2 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on the election, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously approved the election, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers: as Chief Executive Officer, Mr. Mario Roberto Opice Leão, Brazilian, married, engineer, bearer of identity card RG No. 24752106 SSP/SP, registered with the CPF/MF under No. 248.745.618-37; as Vice-President Executive Officer and Investors Relations Officer, Mr. Gustavo Alejo Viviani, Argentinean, married, economist, bearer of identity card RNE No. W043215-H, registered with the CPF/MF under No. 213.003.878-66; as Vice-President Executive Officers Messrs. André Juaçaba de Almeida, Brazilian, married, banker, holder of Identity Card RG No. 10451742-0 IFP-RJ, registered with the CPF/MF under No. 043.029.217-14; Alessandro Tomao, Brazilian, married, lawyer, bearer of OAB Identity Card No. 187.287, registered with the CPF/MF under No. 265.010.568-29; Carlos Díaz Álvarez, Spanish, married, administrator, holder of Spanish passport No. PAC508764; Carlos José da Costa André, Brazilian, divorced, engineer, bearer of identity card RG No. 05935301-1 SSP/SP, registered with the CPF/MF under No. 834.157.697-04; Ede Ilson Viani, Brazilian, married, accountant, bearer of identity card RG No. 17.488.375 SSP/SP, registered with the CPF/MF under No. 064.923.468-58; Germanuela De Almeida De Abreu, Venezuelan, divorced, economist, bearer of identity card RNE No. V331832-X, registered with the CPF/MF under No. 057.546.967-60; Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, bearer of identity card RG No. 22.884.756-4 SSP/SP, registered with the CPF/MF under No. 252.311.448-86; Maria Elena Lanciego Perez, Spanish, married, economist, holder of Spanish passport No. PAO452375, registered with the CPF/MF under No. 018.889.271-00; Maria Teresa Mauricio da Rocha Pereira Leite, Brazilian, married, administrator, bearer of identity card RG No. 17004145-1 SSP/SP, registered with the CPF/MF under No. 115.673.618-89; and Renato Ejnisman, Brazilian, married, banker, bearer of identity card RG No. 13.440.778 SSP-SP and registered with the CPF/MF under No. 136.865.628-55; and as Officers without specific designation Messrs. Alessandro Chagas Farias, Brazilian, married, business administrator, bearer of identity card RG No. 129395430 IFP/RJ, registered with the CPF/MF under No. 087.550.247-42; Alexandre Guimarães Soares, Brazilian, single, banker, bearer of identity card RG No. 18.299.227-5 SSP-SP, registered with the CPF/MF under No. 126.841.648-7;

Alexandre Teixeira de Araujo, Brazilian, married, banker, bearer of identity card RG No. 1,086,878 SSP/DF, registered with the CPF/MF under No. 480,287,111-20; Ana Paula Vitali Janes Vescovi, Brazilian, married, economist, bearer of identity card RG No. 724203 SPTC/ES, registered with the CPF/MF under No. 862.654.587-87; Camila Stolf Toledo, Brazilian, married, administrator, bearer of identity card RG No. 18.600.458 SSP/SP , registered with the CPF/MF under No. 292.733.028-07; Carlos Aguiar Neto, Brazilian, married, engineer, bearer of identity card RG No. 19129986 SSP/SP, registered with the CPF/MF under No. 153.127.368-80; Celso Mateus De Queiroz, Brazilian, married, banker, bearer of identity card RG No. 21.471.667-3 SSP-SP, registered with the CPF/MF under No. 152.897.928-13; Cezar Augusto Janikian, Brazilian, married, economist, bearer of identity card RG No. 9.866.608-3 SSP/SP, registered with the CPF/MF under No. 176.648.118-30; Claudenice Lopes Duarte, Brazilian, divorced, journalist, bearer of identity card RG No. 22.124.037-8 SSP/SP, registered with the CPF/MF under No. 116.689.928-41; Claudia Chaves Sampaio, Brazilian, in a stable union, business administrator, bearer of identity card RG No. 26.671.212-5 SSP/SP, registered with the CPF/MF under No. 294.838.848-1; Daniel Mendonça Pareto, Brazilian, married, lawyer, bearer of identity card OAB/RJ 113.062, registered with the CPF/MF under No. 043.546.967-38; Eduardo Alvarez Garrido, Spanish, married, administrator, bearer of identity card RNM No. V346153M – CGPI/DIREX/PF, registered with the CPF/MF under No. 228.866.408-83; Eduardo Luis Sasaki, Brazilian, married, engineer, bearer of identity card RG No. 20.827.982 SSP/SP, registered with the CPF/MF under No. 253.898.288-01; Enrique Cesar Suarez Fragata Lopes, Brazilian, married, banker, bearer of identity card RG No. 33.575.021-7 SSP/SP, registered with the CPF/MF under No. 333.367.438-69; Franco Luigi Fasoli, Brazilian, single, business administrator, bearer of identity card RG No. 25.215.240-2 SSP /SP, registered with the CPF/MF under No. 251.608.448-05; Geraldo José Rodrigues Alckmin Neto, Brazilian, married, banker, bearer of identity card RG No. 35.777.777-3 SSP/SP, registered with the CPF/MF under No. 222.236.558-90; Gustavo de Sousa Santos, Brazilian, married, administrator, bearer of identity card RG No. 33.107.579-9 SSP/SP, registered with the CPF/MF under No. 301.656.728-89; Izabella Ferreira Costa Belisario, Brazilian, married, banker, bearer of identity card RG No. MG-10.691.625, registered with the CPF/MF under No. 013.424.666-75; Jean Paulo Kambourakis, Brazilian, married, banker, bearer of identity card RG No. 28436995 SSP/SP, registered with the CPF/MF under No. 296.938.838-37; Leonardo Mendes Cabral, Brazilian, married, engineer, bearer of identity card RG No. 12.048.654-3 IFP/RJ, registered with the CPF/MF under No. 086.464.857-06; Luciana de Aguiar Barros, Brazilian, single, banker, bearer of identity card RG No. 32.756.618-8 SSP-SP, registered with the CPF/MF under No. 299.570.508-00; Marcelo Aleixo, Brazilian, married, administrator, bearer of identity card RG No. 16.479.965-5 SSP/SP, registered with the CPF/MF under No. 089.427.488.05; Marcos Jose Maia da Silva, Brazilian, married, banker, bearer of identity card RG No. 207.294.62 SSP/SP, registered with the CPF/MF under No. 111.761.448-47; Mariana Cahen Margulies, Brazilian, married, administrator, bearer of identity card RG No. 28.365.612 SSP/SP, registered with the CPF/MF under No. 295.667.658-00; Marilize Ferrazza, Brazilian, divorced, banker, bearer of identity card RG No. 54.192.913-6 SSP-SP, registered with the CPF/MF under No. 415.586.770-20; Michele Soares Ishii, Brazilian, married, banker, bearer of identity card RG No. 22.994.931-9 SSP/SP, registered with the CPF/MF under No. 286.592.068-27; Paulo César Ferreira de Lima Alves, Brazilian, married, banker, bearer of identity card RG No. 20.211.278.57-7 SSPDS-CE, registered with the CPF/MF under No. 413.111.244-20; Paulo Fernando Alves Lima, Brazilian, married, banker, bearer of identity card RG No. 20.890.231 SSP-SP, registered with the CPF/MF under No. 820.012.940-34; Paulo Sérgio Duailibi, Brazilian, married, banker, bearer of identity card RG No M-3.453693 SSP-MG, registered with the CPF/MF under No. 527.575.876-68; Rafael Abujamra Kappaz, Brazilian, single, engineer, bearer of identity card RG No. 27551643 SSP/SP, registered with the CPF/MF under No. 301.328.878-78; Ramón Sánchez Santiago, Spanish, married, bachelor of law, bearer of identity card RNE No. G462194-I, registered with the CPF/MF under No. 241.262.398-80; Reginaldo Antonio Ribeiro, Brazilian, married, economist, bearer of identity card RG No. 18.108.147-7 SSP/SP, registered with the CPF/MF under No. 091.440.778-31; Ricardo de Oliveira Contrucci, Brazilian, married, engineer, bearer of identity card RG No. 23.504.701 SSP/SP, registered with the CPF/MF under No. 191.486.448-46; Ricardo Olivare de Magalhães, Brazilian, in a stable union, banker, bearer of identity card RG No. 26.239.950-7 SSP-SP, registered with the CPF/MF under No. 303.533.658-07; Richard Flavio Da Silva, Brazilian, married, banker, bearer of identity card RG No. 25953760-3 SSP/SP, registered with the CPF/MF under No. 262.122.578-09; Robson de Souza Rezende, Brazilian, divorced, statistician, bearer of identity card RG No. 07161316-0 IFP/RJ, registered with the CPF/MF under No. 847.670.657-04; Rudolf Gschliffner, Brazilian, in a stable union, administrator, bearer of identity card RG No. 43.500.975-8 SSP/SP, registered with the CPF/MF under No. 318.999.308-41; Sandro Kohler Marcondes, Brazilian, married, business administrator, bearer of identity card RG No. 34819599 SSP/PR, registered with the CPF/MF under No. 485.322.749-00; Sandro Mazerino Sobral, Brazilian, married, economist, bearer of identity card RG No. 24.353.856-X SSP/SP, registered with the CPF/MF under No. 181.856.878-03; Thomaz Antonio Licariao Rocha, Brazilian, in a stable union, publicist, bearer of identity card RG No. 27.078.780-X SSP-SP, registered with the CPF/MF under No. 253.027.428-29; Vanessa Alessi Manzi, Brazilian, divorced, lawyer, bearer of identity card RG No. 25.732.913-4 SSP/SP, registered with the CPF/MF under No. 177.818.078-71; and Vitor Ohtsuki, Brazilian, married, engineer, bearer of identity card RG No. 23819545 SSP/SP, registered with the CPF/MF under No. 261.300.018-00; all with a business address at Avenida Presidente Juscelino Kubitschek, n.º 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

It remains recorded in the minutes that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.970/2021, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, April 28, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer